SCHEDULE A
to the Investment Advisory Agreement

(as amended on June 12, 2012 to add TacticalShares Dynamic Allocation Fund)

Series or Fund of Advisors Series Trust	Annual Fee rate
Capital Advisors Growth Fund	0.75% of average net assets
TacticalShares Dynamic Allocation Fund	0.70% of average net assets

ADVISORS SERIES TRUST on behalf of the Funds listed on Schedule A	CAPITAL ADVISORS, INC.
By: /s/ Douglas G. Hess	By: /s/ Keith C. Goddard

Name: Douglas G. Hess	Name: Keith C. Goddard

Title: President	Title: Chief Executive Officer

A-1